

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 15, 2009

Mr. Warren F. Kruger
President and Chief Executive Officer
Greystone Logistics, Inc.
1613 East 15th Street
Tulsa, Oklahoma 74120

      RE: **Greystone Logistics, Inc.**
             Form 8-K filed January 13, 2009
             File No. 0-26311

Dear Mr. Nelson:

      We have reviewed your filing (filings) and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that on January 7, 2009**,** your former independent registered public accounting firm Tullius Taylor Sartain & Sartain LLP entered into a merger with Hogan Slovacek, P.C. (also a registered public accounting firm) and became Hogan Taylor LLP. It appears that Hogan Taylor LLP, upon approval or ratification by the Company's Board of Directors will become your principal independent accountant. We are unable to verify that the firm of Hogan Taylor LLP is registered with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 requires that any person preparing or issuing, or participating in the preparation or issuance of, any audit report or review report with respect to any issuer must be a registered public accounting firm**.** That is the firm must be registered with the PCAOB**.** Please have Hogan Taylor LLP confirm its registration (or its intent to register) with the PCAOB and provide us support of that registration.

2. Please tell us how you comply with Item 304(a)(3) of Regulation S-K which requires an exhibit 16 letter from the prior accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant